EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
(In thousands pesos except ratio data)	2012	2011	2010	2009	2008
Shares at the end of period	102,182,841	102,182,841	101,994,641	102,024,441	55,227,037
Yearly weighted average shares	102,182,841	102,176,138	102,006,730	56,893,794	56,189,025

Net Income (Loss) from continuing operations	(781,116)	191,583	(1,005,314)	(1,292,578)	840,447
Net Income (Loss) for the year Attributable to Stockholders of Grupo TMM, S.A.B.	(786,454)	179,044	(1,026,128)	(1.311,223)	834,799
Earnings (Loss) per share from continuing operations	(7.644)	1.875	(9.855)	(22.719)	14.957
Earnings (Loss) per share Attributable to Stockholders of Grupo TMM, S.A.B.	(7.697)	1.752	(10.059)	(23.047)	14.857